Exhibit (a)(1)(K)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 18, 2007, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Merrill Lynch & Co., the Dealer Manager, or by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
ElkCorp
at
$40.50 Net Per Share
by
CGEA Investor, Inc.
a wholly owned subsidiary of

CGEA Holdings, Inc.

CGEA Investor, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of CGEA Holdings, Inc. (“Parent”), is offering to purchase all the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of ElkCorp, a Delaware corporation (the “Company”), and the associated Series A Participating Preferred Stock purchase rights (the “Rights”) at a price of $40.50 per share net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 14, 2007 UNLESS THE OFFER IS EXTENDED.

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn at least a majority of the total number of Shares (assuming exercise of all outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, whether or not vested or then exercisable) at that time (the “Minimum Tender Condition”), (b) the Company shall have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement (as defined below) to be performed or complied with by it prior to the expiration date of the Offer, (c) there shall occur no change, condition, event, or development that, individually or in the aggregate, has had or would reasonably be expected to have a “Company Material Adverse Effect” (as defined in the Merger Agreement), (d) no governmental entity shall have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger, (e) the Merger Agreement shall not have been terminated by the Company, Purchaser or Parent in accordance with its terms and (f) all of the representations and warranties of the Company shall be true and correct except, subject to certain exceptions as specified in the Merger Agreement, where the failure to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect, as defined in the Merger Agreement.

The purpose of the Offer is for Parent through the Purchaser to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 15, 2007, among Parent, Purchaser and the Company, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company as the surviving corporation (the “Merger”). On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent or Purchaser or any subsidiary of Parent or the Company or held in the treasury of the Company or held by stockholders who properly exercise appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the per Share price paid pursuant to the Offer, upon surrender of the certificate formerly representing such Share, without interest thereon and less any required withholding taxes. The Merger Agreement is more fully described in the Offer to Purchase.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee, unanimously (with two directors who are senior executives of the Company abstaining) recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Subject to the limitations contained in the Merger Agreement and to the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right to waive the conditions of the Offer (other than the Minimum Tender Condition) and to otherwise modify or amend the terms of the Offer (other than the conditions to the Offer). Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right to, and under certain circumstances the Company may require Purchaser to, extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to the provisions of the Merger Agreement, Purchaser may, and under certain circumstances the Company may require Purchaser to, provide a subsequent offering period of between three to twenty business days upon expiration of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase).

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares tendered may also be withdrawn at any time after March 18, 2007 until Purchaser accepts them for payment. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser, the Depositary, the Information Agent (listed below), the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Participants in the ElkCorp Employee Stock Ownership Plan (“the ESOP”) who wish to withdraw their Shares must submit a new Trustee Direction Form indicating the withdrawal. However, the new Trustee Direction Form will only be effective if it is received by the Trustee (as defined in the Trustee Direction Form) of the ESOP no later than the time and date specified in the Trustee Direction Form. Upon timely receipt of the new Trustee Direction Form, the old instructions will be deemed canceled. If such participants wish to later re-tender their Shares under the ESOP, then another, new Trustee Direction Form must be received by the Trustee no later than the time and date specified in the Trustee Direction Form.

The information required to be disclosed by Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase, and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Please Call Toll-Free:(888) 750-5834

The Dealer Manager for the Offer is:

Merrill Lynch & Co.

4 World Financial Center
New York, NY 10080
Telephone: (609) 818-8000
Toll-Free: (877) 653-2948
January 18, 2007

4